ORIGINAL COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02044963

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PepsiCo 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577


SEC MAIL
PROCESSING
RECEIVED
JUN 28 2002
WASH. D.C.
155
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PepsiCo 401(k) Plan

Date: June 27, 2002

By:  

Name: Erik Sossa | Dawn Werle

Title: Members of the PepsiCo Administration Committee, the Plan Administrator of the PepsiCo 401(k) Plan

PEPSICO 401(k) PLAN

December 31, 2001 and 2000

Index to Exhibits

Exhibit	
23	Consent of Independent Auditors



345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Auditors

Plan Administrator
PepsiCo 401(k) Plan:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-89265 pertaining to the PepsiCo 401(k) Plan) of PepsiCo, Inc. of our report dated June 24, 2002 relating to the statements of net assets available for plan benefits of the PepsiCo 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits for the year then ended December 31, 2001, which report appears in the December 31, 2001 annual report of the PepsiCo 401(k) Plan on Form 11-K.

KPMG LLP

New York, New York
June 27, 2002

PEPSICO 401(k) PLAN

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

PEPSICO 401(k) PLAN

Index



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Plan Administrator
PepsiCo 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the PepsiCo 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and its changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
June 24, 2002



PEPSICO 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

(In thousands)

		2001	2000
Investments, at fair value (note 3):			
Plan interest in PepsiCo Master Trust (note 4)	$	2,132,011	—
Commingled trust funds		—	233,994
Mutual funds		—	187,223
Corporate debt obligation		—	18
Government debt obligation		—	49
Common stock		—	571,126
Cash and cash equivalents		—	10,628
Investments, at contract value:			
Guaranteed investment contracts		—	125,389
Pooled separate accounts		—	2,988
Loans to participants		—	42,657
Total investments		2,132,011	1,174,072
Receivables:			
Contributions receivable		—	489
Due from Quaker 401(k) Plan for salaried employees (note 5)		131,775	—
Accrued interest and dividends		1,343	1,500
Total receivables		133,118	1,989
Net assets available for plan benefits	$	2,265,129	1,176,061

The accompanying notes are an integral part of these financial statements.

PEPSICO 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

(In thousands)

Additions to net assets attributed to:		
Investment income (loss):		
Plan interest in Master Trust investment loss (note 4)	$	(50,373)
Participant loan interest		3,716
Total investment loss		(46,657)
Contributions:		
Employee		92,416
Total additions		45,759
Deductions from net assets attributed to:		
Investment expenses		386
Withdrawals		62,789
Total deductions		63,175
Net decrease before transfer to/from other plans		(17,416)
Net transfers from other plans (note 5)		1,106,484
Net increase		1,089,068
Net assets available for plan benefits at:		
Beginning of year		1,176,061
End of year	$	2,265,129

The accompanying notes are an integral part of these financial statements.

PEPSICO 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary Plan Description

The following brief description of the PepsiCo 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established as of April 8, 1988 by Tropicana Products, Inc. (Tropicana). On January 1, 1995, the plan was merged into the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the Seagram Plan) and it was part of a master trust until August 25, 1998. Effective on that date, Tropicana ceased to be a participating employer in the Seagram Plan. On August 25, 1998, Tropicana adopted the Tropicana Retirement Savings and Investment Plan and any employee of Tropicana or its subsidiaries employed on August 25, 1998, any terminated employee of Tropicana or its subsidiaries and any employee of Seagram who was transferred to Tropicana were transferred to this Plan. The name of the Plan was changed to PepsiCo 401(k) Plan effective October 1, 1999.

Effective March 31, 2000, PepsiCo, Inc. (the Company) terminated the PepsiCo Long-Term Savings Program (Merged Plan), and transferred the assets of the Merged Plan into the Plan. At this date, the Plan was amended and restated to add and terminate certain investment options, and to allow participants to borrow up to two loans, and terminate employer contributions.

Effective December 31, 2001, the Company merged the Quaker Oats 401(k) Plan into the Plan. On the effective date, the Plan was frozen while all assets transferred to ensure that individual participant transactions did not affect this transfer, and new participant accounts were established under this Plan for the Quaker Oats employees. As a result of the asset transfer, there was no effect on benefits for the transferred participants and there were also no new Plan provisions.

Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 20% of eligible earnings. Contributions of highly compensated employees are limited to 7% of eligible earnings. The Tax Reform Act of 1986 limited the maximum annual amount a participant could contribute on a before-tax basis to $7,000, indexed for inflation. For the calendar years of 2001 and 2000, the maximum contribution was $10,500. However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code (the Code).

PEPSICO 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

Effective January 1, 2000, the Plan no longer provided for matching employer contributions. All active employees as of December 31, 1999 became 100% vested in their accounts at that date. Those employees who terminated prior to becoming 100% vested in their accounts and again become actively employed prior to incurring a five year break in service will be subject to the following vesting schedule:

Years of vesting service	Vested percentage
Less than 1	0%
At least 1, but less than 2	20%
At least 2, but less than 3	40%
At least 3, but less than 4	60%
At least 4, but less than 5	80%
5 or more	100%

After six months of post-1999 service has been achieved following reemployment, a participant will be 100% vested in his or her prior company match contributions.

Investment Options

Each participant may direct that contributions to be invested in one or more of the available investment options. Participants may change investment elections daily.

The Plan holds over 80 different funds in which participants can invest. There are 7 commingled funds, the Security Plus Fund, the International Equity Fund, the Bond Index Fund, the Small Cap Equity Index Fund, the Midcap Equity Index Fund, the Total US Equity Fund, and the Large Cap Equity Index Fund, a PepsiCo Stock Fund, a Brokerage Link account, and the Mutual Fund Window, which accounts for more than 70 of the 80 funds.

The Mutual Fund Window is comprised of mutual funds that are publicly traded. These funds are all considered individual investment options under the 401(k) Plan. Participants can buy, sell, and hold shares of these mutual funds on a daily basis.

The PepsiCo Stock Fund contains shares of PepsiCo common stock that participants have the option to purchase on the open market. In prior years, the fund was comprised of all PepsiCo common stock. However, in the current year the participants that transferred in from the Quaker Oats 401(k) Plan had PepsiCo preferred stock which was the result of the conversion of Quaker Oats, Inc. common stock into PepsiCo, Inc. preferred stock.

The Brokerage Link Fund is a discount brokerage account within the 401(k) Plan where participants buy, sell, and hold securities such as stocks, bonds, and mutual funds. An annual account maintenance fee of $50 is charged to all investors as well as commission fees associated with the trading of individual securities.

PEPSICO 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

The Security Plus Fund is a collective investment fund, which is a pooled fund managed for the benefit of many investors, consisting primarily of guaranteed investment contracts with insurance companies. The contracts are included in the financial statements at contract value, (which represents contributions made, plus earnings, less withdrawals, and administrative expenses), because they are benefit responsive. There are no reserves against contract value for credit risk of the contract issuers, or otherwise. The average yield and crediting interest rate for the total of all contracts averages 6.73 % for the period ending December 31, 2001. The crediting interest rates are based on formulas agreed upon with the issuers.

The International Equity Fund is a commingled fund that was formed by State Street Bank. The investment objective of the fund is to provide participants with the ability to purchase and redeem units on an "as of" basis. The fund will attempt to achieve its investment objective by investing in other collective investment funds with similar objectives.

The Bond Index Fund is another fund that was formed by State Street bank. The investment objective of the fund is to match the total rate of return of the Lehman Brothers Aggregate Bond Index, while providing participants the ability to purchase and redeem units on an "as of" basis. The fund will attempt to achieve its investment objective by investing in other collective investment funds with similar objectives.

The Total U.S. Equity Index Fund seeks to provide investment exposure to the entire U.S. stock market. The fund is designed to match the performance of the U.S. Equity Market Index, which measures the return of the entire U.S. stock market. The fund invests in a diversified sample of stocks, amounting to approximately 5,000 publicly traded stocks of small, medium, and large companies representing a broad cross section of U.S. sectors and industries.

The Large Cap Equity Index Fund seeks to provide investment exposure to large, publicly traded U.S. companies. The fund is designed to match the performance of the S&P 500 index, a widely recognized benchmark of large capitalization U.S. companies. The fund holds all stocks that comprise the S&P 500 Index in proportion to their weighting in the S&P 500 Index

The Mid Cap Equity Index Fund seeks to provide investment exposure to medium-sized, publicly traded companies. The fund is designed to match the performance of the S&P MidCap 400 index, an index that tracks the performance of medium capitalization U.S. companies.

The Small Cap Equity Index Fund seeks to provide investment exposure to small, publicly traded U.S. companies. The fund is designed to match the performance of the Russell 2000 index, which tracks the performance of small capitalization U.S. companies.

Loans to Participants

Current employees with a vested account balance of $2,000 or more in the Plan may apply for loans up to the lesser of 50% of their vested interest under the Plan or $50,000 reduced by the current or highest outstanding loan balance during the preceding one-year period. The interest rate for loans is based on the prime rate plus 1%. Participants cannot have more than two loans outstanding, only one of which may be a principal residence loan. Repayment of general loans range from one to five years and up to fifteen years

(Continued)

for principal residence loans. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee are charged to those Participants who obtain a loan. Loan repayments and interest on loans is allocated to each of the remaining funds based upon the Participants' contribution election percentages. Any loans outstanding are treated as a taxable distribution to the participant if employment is terminated and the loans are not repaid within a specified timeframe as required in the Plan.

As of December 31, 2001, there were 11,399 individual loans outstanding with an estimated average interest rate of 9% in 2001 and maturities through the year 2016.

The investments of the Plan are maintained in the PepsiCo Long Term Savings Master Trust (the Master Trust) maintained by State Street Bank and Trust Company (the Trustee). Effective December 31, 2001, State Street ceased to be the Plan Trustee and Plan assets were then transferred to Fidelity Management Trust Company, who became Trustee on that date.

Vesting

Participants are fully vested in the entire value of their accounts upon contribution, with the exception of the vesting schedule above for prior Company match contributions of employees not actively employed as of December 31, 1999 who return to the Company within a five year break in service.

Withdrawals

Distributions under the Plan are made upon a Participant's death, disability, retirement, or termination of employment. In the case of an active Participant who has not yet attained the age of 59-1/2, withdrawal shall only be permitted in the event of hardship, as defined in the Plan. The Plan also permits withdrawals under a loan program.

Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, by action of the Company's board of directors, to terminate the Plan. In the event that the Plan is terminated, the Trustee is not required to make any distributions from the Trust until such time as the Internal Revenue Service has determined in writing that such termination will not adversely affect the prior qualification of the Plan.

(2) Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

(Continued)

Investment Valuation

With the exception of the Security Plus, Brokerage Link, and Loan Funds, the investments in each fund are valued in units based on the quoted market values of investments held on the valuation date. Investment contracts in the Security Plus Fund are valued in units and stated at contract value because they are benefit responsive, which approximates fair value. Short-term investments are recorded at cost, which approximates fair value. The Brokerage Link Fund is valued at quoted market prices of Participants' investments. Loans receivable from Participants are valued at cost which approximates fair value.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has adopted this standard and has determined that the impact of SFAS No. 133 on the Plan financial statements was not material.

(3) Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 were as follows (in thousands):

	2001	2000
Plan interest in PepsiCo Long Term Savings Master Trust	$ 2,132,011	—
PepsiCo Capital Stock	—	515,687
Large Cap Equity Index Fund	—	188,630
Security Plus Fund	—	128,377
Fidelity Equity Income Fund	—	101,747

(4) Interest in PepsiCo Long Term Savings Master Trust (Master Trust)

All of the Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and one other PepsiCo sponsored retirement Plan. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (the Trustee). At December 31, 2001, the Plan's interest in the net assets of the Master Trust was approximately 99.9%. Investment income and administrative expenses relating to the

(Continued)

Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the fair values of investments for the Master Trust (in thousands):

		December 31, 2001
Investments at fair value:		
Cash and cash equivalents	$	14,928
Commingled trust funds		453,589
Mutual funds		256,834
Common stock		1,358,043
Corporate debt obligation		46
Government debt obligation		17
Loans to participants		48,861
	$	2,132,318

Investment income for the Master Trust is as follows:

		Year ended December 31, 2001
Investments income:		
Net depreciation in fair value of investments:	$	
Commingled trust funds		(16,384)
Mutual funds		(20,882)
Common stock		(18,081)
		(55,347)
Dividends		4,982
Net investment loss	$	(50,365)

(5) Transfer from/to Other Plans

Effective December 31, 2001, the Quaker Oats Plan transferred into the PepsiCo 401(k) Plan. At that time, approximately $1,106,484,000 in assets came into the Plan. Also at December 31, 2001, the Quaker 401(k) Plan for Salaried employees had a payable due to the PepsiCo 401(k) Plan of $131,775,000.

PEPSICO 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(6) Tax Status

The Plan is qualified and the Trust is tax exempt pursuant to Code Sections 401(a) and 501(a), respectively. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service (the IRS) dated August 14, 1995 and the Plan sponsor believes that the Plan continues to qualify and operate as designed. The Plan has been amended since the date of the last letter and the Company has sent a letter to the IRS to request a new determination on the Plan's tax status.

(7) Administrative Costs

All usual and reasonable expenses of the Plan and the plan administrator may be paid in whole or in part by the Company, and any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the years ended December 31, 2001 and 2000 were borne by the Company, except for monthly investment service fees charged to participants in the Brokerage Link Fund and loan origination and monthly maintenance fees charged to participants who obtained a loan.

(8) Subsequent Events

During Plan year 2001, Fidelity Management Trust Company split the Plan's assets between salaried and hourly employees within the 401(k) Plan. Effective January 1, 2002, the PepsiCo Hourly 401(k) Plan was created from a transfer out of hourly employees' assets from the PepsiCo 401(k) Plan. Therefore, as of January 1, 2002, all hourly participant account balances were transferred out of the 401(k) Plan and the Plan became known as the PepsiCo 401(k) Plan for Salaried Employees.

(9) Party-in-Interest

The assets of the Plan invested in Fidelity Management Trust Company and State Street Bank, the trustees, are considered party-in-interest investments. State Street Bank is a party-in-interest as a provider of investment management services for the year ended December 31, 2001. Fidelity Management Trust Company was a party-in-interest as a provider of accounting services and custodian of assets for the year ended December 31, 2001. The Plan also hold shares of Fidelity mutual funds, which also makes Fidelity a party in interest to the Plan. Administrative costs paid to Fidelity Investments Institutional Operations Company, the recordkeeper, for loan fees and brokerage fees amounted to $386,269 for the year ended December 31, 2001.